UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM N-54A

    NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55
   THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
            PURSUANT TO SECTION 54(a) OF THE ACT

      The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

     Name:                         DCI USA, INC.

     Address of Principal
     Business Office              231 Norman Avenue
                                  Brooklyn, NY 11222


     Telephone Number              718-383-5255

     Name and Address of Agent for      Sam Klepfish
     Service and Process                DCI USA, INC.
                                        231 Norman Avenue
                                        Brooklyn, NY 11222
                                        718-383-5255

     Check one of the following:

[X] The  company  has filed a registration statement  for  a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:
    ___000-31143__________________________________________.

[   ]     The  company  is relying on Rule 12g-2  under  the
    Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

      The  file  number of the registration as an investment
company pursuant to section 8(a) of the Act, if any, of  the company:
______________________________________________________.

      The  file  number of the registration as an investment
company pursuant to section 8(a) of the Act, if any, of  any
subsidiary            of            the             company:
____________________________________________________.

      The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

       Pursuant  to  the  requirements  of  the   Act,   the
undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Brooklyn and State of New York on this 11th day of February, 2005.


                                /s/ Adam T. Ofek
 Attest:                        DCI USA, Inc.
 /s/Sam Klepfish                By:  Adam T. Ofek
 Sam Klepfish, Secretary        Its:  President